Exhibit A

Husky Energy Approves Two New Heavy Oil Thermal Projects

Calgary, Alberta (January 9, 2014) – Husky Energy has sanctioned two new heavy oil thermal projects in Saskatchewan, which will deliver a total of 20,000 barrels per day (bbls/day) of production.

Engineering is underway with construction of the 10,000 bbls/day Edam East project and the 10,000 bbls/day Vawn project scheduled to begin this year with first oil expected in 2016. The projects build on the success the Company has had in the Lloydminster region in using thermal technology to access longer life heavy oil deposits.

“Three years ago, with heavy oil production fighting to remain flat, we implemented a strategy to transform and rejuvenate the business. We are seeing the results of that today,” CEO Asim Ghosh said. “Steady performance from our existing thermal facilities and these two new plants, along with projects currently under construction at Sandall and Rush Lake, will add another 33,500 bbls/day of new production over the next three years, more than offsetting declines in non-thermal production.”

Husky’s growing focus on thermal projects is guided by a rich portfolio of opportunities and a proven template of smaller Steam-Assisted Gravity Drainage (SAGD) plants providing better access to heavy oil reservoirs. The two new plants will be nearly identical to the Pikes Peak South and Rush Lake projects. A solid return on investment is being generated for the Company from low operating costs, which were under $10 per barrel at existing plants in 2013, efficient project execution, time to first oil, and the long life nature of the projects.

In December 2012, Husky set a target of achieving 55,000 bbls/day of production from thermal projects by 2017. With the continued success of its thermal projects that timeline is being accelerated to 2016. Steaming is currently underway at the 3,500 bbls/day Sandall thermal project with first production expected this quarter, and construction is advancing at the 10,000 bbls/day Rush Lake project, with first oil expected in the second half of 2015.

Husky has a pipeline of additional thermal projects under evaluation for development. The Company is further integrating its heavy oil business by taking advantage of its Lloydminster Upgrader, existing pipeline systems and the proposed crude oil flexibility project at the Lima, Ohio Refinery. Through this focused integration Husky is able to maximize the value realized for its heavy oil production.

Thermal Portfolio

Project	In Production/Commencement Date	Current Production	Design rate (bbls/d)
Pikes Peak	1981	4,200
Bolney/Celtic	1996	16,000
Rush Lake pilot	2011	1,500
Paradise Hill	Mid-2012	5,000
Pikes Peak South	Mid-2012	10,000
Sandall	First half 2014		3,500
Rush Lake	Commercial second half 2015		10,000
Edam East	2016		10,000
Vawn	2016		10,000

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and is publicly traded on the Toronto Stock Exchange under the symbol HSE and HSE.PR.A. More information is available at www.huskyenergy.com

For further information, please contact: Investor Inquiries: Rob McInnis Manager, Investor Relations Husky Energy Inc. 403-298-6817	Media Inquiries: Mel Duvall Manager, Media & Issues Husky Energy Inc. 403-513-7602

FORWARD-LOOKING STATEMENTS AND INFORMATION

Certain statements in this news release are forward-looking statements and information (collectively “forward-looking statements”), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this news release are forward-looking and not historical facts.

Such forward-looking statements are based on the Company’s current expectations, estimates, projections and assumptions that were made by the Company in light of its experience and its perception of historical trends. Further, such forward-looking statements are subject to risks, uncertainties and other factors, some of which are beyond the Company’s control and difficult to predict. Accordingly, these factors could cause actual results or outcomes to differ materially from those expressed or projected in the forward-looking statements.

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “estimated”, “intend”, “plan”, “projection”, “could”, “aim”, “vision”, “goals”, “objective”, “target”, “schedules” and “outlook”). In particular, forward-looking statements in this interim report include, but are not limited to, references to, with respect to the Company’s Heavy Oil properties: the anticipated volumes of daily production from the Company’s two new thermal projects; scheduled timing of construction and expected timing of first oil from the new thermal projects; anticipated timing and volume of increase in the Company’s daily production from the new thermal projects; anticipated timing of first production from the Company’s Sandall and Rush Lake thermal projects; the ability of additional production to offset declines in non-thermal production; the estimated life span of the Company’s thermal projects; the Company’s target daily production volumes from thermal projects by 2016; and timeline of development milestones in the Company’s thermal project portfolio.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this news release are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third party consultants, suppliers, regulators and other sources.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Husky.

The Company’s Annual Information Form for the year ended December 31, 2012 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe the risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon its assessment of the future considering all information then available.

Disclosure of Oil and Gas Reserves and Other Oil and Gas Information

Unless otherwise noted, historical production numbers given represent Husky’s share.